Anthony M. Collura, P.C.
629 Fifth Avenue
Suite 300
Pelham. NY 10803
914 250-1162
914 355-2379 facsimile

February 12, 2009

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Moggle, Inc.
Registration Statement on Form S-1 Amendment No. 1

File No.: 333-156731

Ladies and Gentlemen:

On behalf of Moggle Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying   Amendment No. 1 to the Registration Statement on Form S-1 of the Company originally filed on January 25, 2009  and bearing File No. 333-156731 (the “Original Registration Statement”) , together with exhibits, marked to indicate changes from the Original  Registration Statement.  Amendment No.1 is referred to herein as the Registration Statement Amendment. A courtesy package has been sent out via overnight delivery to Evan S. Jacobson.

The Registration Statement Amendment reflects the Company’s responses to comments received from the Staff of the Commission (the “Staff”) in a letter from Evan S. Jacobson dated February 12, 2009 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. Amendment.

The Company has asked us to convey the following as its responses to the Comment Letter:

Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders, page 44

1.
We note your disclosure in this section that you are registering 16,500,000 shares of your common stock for resale by the selling shareholders. This disclosure is inconsistent with the 14,900,000 shares listed for resale in the selling stockholder table and the disclosure elsewhere in the registration statement, such as the fee table and the “Summary of the Offering”, that you are registering 12,400,000 shares for resale. Please revise, as appropriate, to provide consistent disclosure of the number of shares you are registering for resale.

Response to Comment 1

The correct number of shares being registered in the Registration Statement is 12,400,000. Inconsistent numbers appearing in the Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders section have been corrected to reflect the 12,400,000 share number.

Exhibit 5.1

2.
The legality opinion states that “the shares of the Common Stock that are being registered for sale by the Company pursuant to the Registration Statement” are duly authorized, validly issued, fully paid and non-assessable. Please have counsel revise its legality opinion to reflect the fact that you are registering shares for resale by selling shareholders.

Response to Comment 2

 In response to the Staff’s comments the opinion has been revised to refer to shares registered for sale by selling shareholders.

 The Company desires to submit an acceleration request to the Commission as soon as practicable. Accordingly I would appreciate if you could contact me to discuss your timetable for reviewing the Amended Registration Statement and whether an acceleration request can be made in the near future, Thank you.

Very truly yours,
s/Anthony M. Collura
Anthony M. Collura

cc:	Alfredo Villa,
Moggle, Inc.